Exhibit 99.1

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia P.O. Box 947 Spit Junction NSW 2088	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
5 March 2009
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Additional Information to the F2009 Half Year Results Presentation
Attached for release to the market is a table showing Sales by Product for inclusion in the F2009 Half Year Results Presentation lodged with the ASX on 19 February 2009.
Yours faithfully,
Frank Moratti
Company Secretary
Sims Metal Management Ltd
ABN 69 114 838 630

Sales By Product

$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
($m)
$2,970.6
$1,227.0
$1,434.8
$549.8
$728.8
$479.1
$84.6
$60.4
$113.2
$72.4
$273.4
$308.8
HY 2008
HY 2009
Fe Trading
Fe Brokerage
NF Trading
NF Brokerage
Joint Ventures / Manuf.
Recycling Solutions

$m	HY09	HY08	Change (%)
Ferrous Trading (incl. NFSR)	2,970.6	1,227.0	142
Ferrous Brokerage	1,434.8	549.8	161
Non Ferrous Trading	728.8	479.1	52
Non Ferrous Brokerage (incl. stainless)	60.4	84.6	(29)
Joint Ventures / Manufacturing	72.4	113.2	(36)
Recycling Solutions	308.8	273.4	13
Total Sales	5,575.8	2,727.1	104

- HY09 includes impact of Metal Management merger
- HY08 includes 4 months of SA Recycling

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